SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Sybase, Inc.

(Name of Subject Company (Issuer))

Sheffield Acquisition Corp.

a wholly-owned subsidiary of

SAP America, Inc.

an indirectly wholly-owned subsidiary of

SAP AG

(Name of Filing Persons, Offerors)

Common Stock, par value $0.001 per share,

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

871130100

(CUSIP Number of Class of Securities)

Michael Junge

General Counsel

SAP AG

Dietmar-Hopp-Allee 16

D-69190 Walldorf

Federal Republic of Germany

+49 6227 74 7474

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jonn R. Beeson, Esq.

Kevin B. Espinola, Esq.

Daniel R. Mitz, Esq.

Jones Day

3161 Michelson Drive

Irvine, CA 92612

Telephone: (949) 851-3939

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$6,089,473,455	$434,179.46

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $65.00, the per share tender offer price, by 93,684,207 shares of common stock of Sybase, Inc., which includes (a) 87,161,835 shares of common stock issued and outstanding (including restricted stock, but excluding treasury shares) and (b) 6,522,372 shares of common stock subject to outstanding stock options and stock appreciation rights with an exercise price less than $65.00.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $434,179.46	Filing Party: SAP AG
Form or Registration No.: Schedule TO-T	Date Filed: May 26, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 26, 2010 (as amended or supplemented, the “Schedule TO”) by Sheffield Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“SAP America”) and an indirectly wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Sybase Common Stock”), including the associated rights to purchase shares of Series A Participating Preferred Stock issued pursuant to the Preferred Stock Rights Agreement, dated as of July 31, 2002, as amended, by and between Sybase, Inc., a Delaware corporation (“Sybase”), and American Stock Transfer and Trust Company (together with the Sybase Common Stock, the “Shares”), of Sybase, at a price of $65.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 26, 2010 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Explanatory Note

As contemplated by the proposed settlement of the pending litigation described under Section 11(i) – “Recent Developments Relating to Sybase” of the Offer to Purchase, as further described below, SAP AG, SAP America and the Purchaser are providing certain additional disclosures that are supplemental to those contained in the Schedule TO and the Offer to Purchase. This supplemental information should be read in conjunction with the Schedule TO and the Offer to Purchase, which we urge you to read in their entirety. In addition, Sybase is providing certain additional disclosures that are supplemental to those contained in its solicitation/recommendation statement. The defendants deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law but have agreed to provide these additional disclosures as part of the proposed settlement. As noted below, none of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing. The additional disclosures are as follows:

Items 1 through 9 and 11

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

(1) The fourth full question and answer set forth on page 7 of the Summary Term Sheet of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Are there any arrangements between SAP AG or SAP America and Sybase’s officers or other key employees?

The executive board of SAP AG has indicated that it will propose to the supervisory board of SAP AG that it appoint John Chen, Sybase’s Chief Executive Officer, to SAP AG’s executive board. Such appointment must be approved by the SAP AG supervisory board and there is no binding agreement between SAP AG and Mr. Chen regarding this appointment or regarding any compensation, severance or other benefits to which Mr. Chen would become entitled in the event of any such appointment. Any such appointment of Mr. Chen to SAP AG’s executive board would not alter or affect any of the potential payments to which Mr. Chen would be entitled in connection with the Offer, the Merger or any involuntary termination of employment.”

(2) The sixth paragraph of the Introduction to the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Sybase has informed the Purchaser that, as of the close of business on July 15, 2010, it had 87,873,130 Shares outstanding and 5,489,674 Shares reserved with respect to outstanding stock options and stock appreciation rights. In accordance with the Merger Agreement, unless previously exercised, all outstanding stock options and stock appreciation rights will be cancelled as of the Acceptance Time, and the conversion value with respect to a 2009 Note surrendered for conversion after the Acceptance Time will be paid in cash and not the issuance of additional Shares. As of the close of business on July 15, 2010, Sybase had 17,417,939 Shares that were held in its treasury, which Shares were not outstanding and are not eligible for tender into the Offer. None of SAP AG, SAP America, the Purchaser or any of their respective affiliates beneficially own any Shares. As a result, assuming that no Shares, options to acquire Shares or any other rights to acquire Shares are issued or exercised (including under the 2009 Notes) after the above dates, the Minimum Condition will be satisfied if at least 43,936,566 outstanding Shares are validly tendered and not properly withdrawn prior to the expiration of the Offer. In addition, in the event that all stock options and stock appreciation rights that are outstanding as of the close of business on July 15, 2010 were exercised in full, resulting in the issuance of 5,489,674 additional Shares, and assuming that no other Shares, options to acquire Shares or any other rights to acquire Shares

2

are issued and no 2009 Notes are surrendered for conversion after the above dates, the Minimum Condition will be satisfied if at least 46,676,736 outstanding Shares are validly tendered and not properly withdrawn prior to the expiration of the Offer. The actual number of Shares required to be validly tendered and not properly withdrawn to satisfy the Minimum Condition will depend upon the actual number of outstanding voting securities of Sybase on the date that the Purchaser accepts Shares for payment pursuant to the Offer, including upon surrender of 2009 Notes for conversion prior to the Acceptance Time.”

(3) The eleventh, fourteenth, fifteenth and twenty-seventh paragraphs, respectively, of Section 10 – “Background of the Offer; Past Contracts or Negotiations with Sybase” of the Offer to Purchase are hereby amended and restated as follows:

“On April 15, 2010, Dr. Nathan and Billy Ho, Senior Vice President and General Manager—PTO of Sybase, and other members of Sybase’s technology team held a video conference call with Messrs. Sikka, Mackey and Meenakshisundaram and other members of SAP AG’s technology team to discuss in-memory and database technologies and to identify potential technology synergies between Sybase and SAP AG. For SAP AG, these synergies included enabling the acceleration of its solutions across mobile platforms and driving forward the realization of its in-memory computing vision. For Sybase, these synergies included the ability to utilize SAP AG’s in-memory technology to provide the opportunity for dramatic performance improvements to its analytic processing capabilities, and the ability to bring Sybase’s complex event processing and analytics expertise, which was built in the financial sector, to customers in other industries, markets and product areas in which SAP has a complementary, strong presence.”

“On April 21, 2010, Mr. Chen met with Mr. Sikka in Palo Alto, California, to discuss the shared technology vision of the combined companies to enable companies to become better-run ‘unwired enterprises’.”

“On April 22, 2010, Mr. Chen communicated the Board’s determinations to Mr. McDermott. Mr. McDermott asked Mr. Chen whether a price of $64.00 per Share in cash would be acceptable to the Board. Mr. Chen did not respond directly to this price proposal, but described the Board’s process in evaluating SAP AG’s proposal as compared with other strategic alternatives being considered by the Board, which alternatives included continuing to operate on a stand-alone basis, the possibility of growing its business through significant acquisitions and internal growth while remaining an independent public company, and not pursuing a transaction with SAP AG. Mr. McDermott indicated that it was unlikely that SAP AG would be willing to offer a price per Share in the high $60s.”

“Also on April 30, 2010, Dr. Nathan had a teleconference call with Mr. Meenakshisundaram to continue their discussion from the April 15, 2010 meeting, including a discussion of in-memory and database technologies and potential synergies between Sybase and SAP AG in the technology area, and to follow up on questions raised by Mr. Meenakshisundaram at the April 15, 2010 meeting.”

(4) Section 11(b) – “The Merger Agreement” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs after the end of the of the third paragraph under the caption “Top-Up Option” as follows:

“Assuming that no Shares, options to acquire Shares or any other rights to acquire Shares are issued or exercised, no treasury Shares cease to be treasury Shares, and none of the 2009 Notes are converted into Shares after July 15, 2010, as of the Acceptance Time Sybase would have approximately 106 million authorized and unissued Shares (including as authorized and unissued Shares for the purpose of the Top-Up Option 17,417,939 treasury Shares) available for issuance upon the exercise of the Top-Up Option, and exercising the Top-Up Option would enable Purchaser to increase its ownership of outstanding Shares from approximately 78% of the outstanding Shares to over 90% of the outstanding Shares. For the avoidance of doubt, Sybase, Purchaser and SAP America have acknowledged and agreed that, in any appraisal proceeding described above, the fair value of the Shares subject to the appraisal proceeding shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, any Shares issued upon the exercise of the Top-Up Option, or any promissory note issued by Purchaser in connection with the purchase of any Shares upon the exercise of the Top-Up Option. This acknowledgment and agreement is not subject to modification or revocation.”

(5) Section 11(f) – “Appraisal Rights” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph after the seventh paragraph as follows:

“For the avoidance of doubt, Sybase, Purchaser and SAP America have acknowledged and agreed that, in any appraisal proceeding described herein, the fair value of the Shares subject to the appraisal proceeding shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, any Shares issued upon the exercise of the Top-Up Option, or any promissory note issued by Purchaser in connection with the purchase of any Shares upon the exercise of the Top-Up Option. This acknowledgment and agreement is not subject to modification or revocation.”

(6) Section 11(i) – “Recent Developments Relating to Sybase” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Between May 13, 2010 and May 25, 2010, three substantially similar putative shareholder class action suits were filed by individual stockholders in the Superior Court of California in Alameda County against Sybase and its directors. The cases are styled as Michael Casey v. Sybase, Inc., et al., Case No. RG10515026, The Vladimir Gusinksy Living Trust Dated 8/25/1993 v. Alberding, et al., Case No. RG10515575, and City of Pontiac General Employees’ Retirement System v. Sybase, Inc., et al., Case No. RG10516213 (collectively, the “California Actions”). The complaints generally allege that Sybase’s directors breached their fiduciary duties by failing to maximize stockholder value in negotiating and approving the Merger Agreement and that Sybase aided and abetted these alleged breaches of fiduciary duties. In the Vladimir Gusinksy action, where SAP AG is additionally named as a defendant, such complaint generally alleges that SAP AG also aided and abetted these alleged breaches of fiduciary duties by Sybase’s directors. The complaints seek class certification, certain forms of injunctive relief, including enjoining the Offer, and payment of plaintiff’s attorney’s costs and fees.”

“On May 17, 2010, a putative shareholder class action suit styled as Stephen Alberti v. Sybase, Inc., et al., Case No. CV-10-2109, was filed in the United States District Court for the Northern District of California against Sybase’s directors (with the exception of Richard Alberding), Sybase, SAP AG, SAP America and the Purchaser. The complaint generally alleged that the individual defendants breached their fiduciary duties by failing to maximize stockholder value in negotiating and approving the Merger Agreement and that Sybase, SAP AG, SAP America and Purchaser aided and abetted these alleged breaches of fiduciary duties. The complaint sought class certification, certain forms of injunctive relief, including enjoining the Offer, unspecified damages, and payment of plaintiff’s attorney’s costs and fees. Plaintiff voluntarily dismissed this complaint without prejudice on May 20, 2010.”

“On June 11, 2010, a putative shareholder class action suit styled as Donald Carlson v. Sybase, Inc., et al., Case No. 5557-CC (the “Delaware Action,” and, collectively with the California Actions, the “Merger Litigation”), was filed in the Court of Chancery for the State of Delaware naming Sybase’s directors, Sybase, SAP America and Purchaser as defendants. The complaint generally alleges that the individual defendants breached their fiduciary duties by structuring the tender offer in a coercive manner and failing to disclose all material facts to shareholders and that SAP America and Purchaser aided and abetted these alleged breaches of fiduciary duties. The complaint seeks class certification, certain forms of injunctive relief, including enjoining the Offer, a declaratory judgment as to the application of 8 Del. C. § 262(h), unspecified damages, and payment of plaintiff’s attorney’s costs and fees. On June 11, 2010, plaintiff also filed motions for expedited proceedings and for a preliminary injunction.”

“On July 19, 2010, counsel for the parties agreed upon the principal terms of a settlement of the Merger Litigation, which would include the dismissal with prejudice of all claims against all of the defendants, including SAP AG, SAP America, the Purchaser, Sybase and its directors. The proposed settlement is conditional upon, among other things, the execution of an appropriate stipulation of settlement, consummation of the Merger and final approval of the proposed settlement by the Superior Court of California in Alameda County (the “Court”). Pursuant to the agreements between counsel for the parties in the Merger Litigation, Sybase will make certain supplemental disclosures which are contained in Amendment No. 4 to the Schedule 14D-9 and SAP America and the Purchaser will make certain supplemental disclosures which are contained in Amendment No. 4 to the Schedule TO. None of SAP AG, SAP America, the Purchaser, Sybase or any of the other defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing. In addition, the parties agreed to present to the Court a Stipulation of Settlement (the “Stipulation of Settlement”) and any other documentation as may be required in order to obtain approval by the Court of the settlement on behalf of a class of shareholders and the dismissal of the Merger Litigation. The Stipulation of Settlement will include a release of all claims asserted in the Merger Litigation against all defendants and their affiliates and agents held by the plaintiffs and class members. Sybase anticipates that plaintiffs will petition the court for an award of attorneys’ fees and expenses. Sybase (or its successors or insurer) will pay such an award. These attorneys’ fees and expenses will not be deducted from the Offer consideration. If the settlement is not approved and such conditions are not satisfied, SAP AG, SAP America, the Purchaser, Sybase and the other defendants will continue to vigorously defend these actions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2010

SHEFFIELD ACQUISITION CORP.

By:	/s/ Brad C. Brubaker
Name: Brad C. Brubaker Title: President

SAP AMERICA, INC.

By:	/s/ Brad C. Brubaker
Name: Brad C. Brubaker Title: Corporate Secretary

SAP AG

By:	/s/ Dr. Werner Brandt
Name: Dr. Werner Brandt Title: CFO

By:	/s/ Michael Junge
Name: Michael Junge Title: General Counsel

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated May 26, 2010.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press release issued by SAP AG and Sybase on May 12, 2010, incorporated herein by reference to the Schedule TO-C filed by SAP AG, SAP America and the Purchaser on May 13, 2010.

(a)(5)(B)*	Summary Advertisement as published in the Wall Street Journal on May 26, 2010.

(a)(5)(C)*	Press release issued by SAP AG on May 26, 2010.

(a)(5)(D)*	Press release issued by SAP AG on June 17, 2010.

(a)(5)(E)*	Press release issued by SAP AG on July 2, 2010.

(a)(5(F)*	Press release issued by SAP AG on July 19, 2010.

(b)(1)*	Credit Facility Agreement, dated May 21, 2010, among SAP AG, as borrower, Barclays Capital and Deutsche Bank AG, as mandated lead arrangers, the financial institutions listed in Schedule 1 as lenders, as original lenders, and Deutsche Bank Luxembourg S.A., as agent.

(d)(1)*	Agreement and Plan of Merger, dated as of May 12, 2010, by and among SAP America, the Purchaser and Sybase, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sybase on May 13, 2010.

(d)(2)*	Mutual Non-Disclosure Agreement, dated as of April 19, 2010, and effective as of April 2, 2010, between SAP AG and Sybase.

(d)(3)*	Exclusivity Agreement, dated as of April 30, 2010, between SAP AG and Sybase.

(g)	Not applicable.

(h)	Not applicable.

*	Filed Previously